Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

5th September 2002

02876107

SUPPL

02 SEP 17 AM 10:03

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of DFIH, of which Mr George Joseph Ho is a Director, of the following Director's share transaction:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
George Joseph Ho	Acquisition of DFIH ordinary shares	04/09/2002	+9,000	US$0.85

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

dlw 9/18